SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

BioLineRx Ltd.
(Translation of registrant’s name into English)

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

On May 28, 2014, BioLineRx Ltd. (the “Company”) and Lincoln Park Capital Fund, LLC, an Illinois limited liability company (“LPC”), entered into a $20 million purchase agreement (the “Purchase Agreement”), together with a registration rights agreement, whereby LPC agreed to purchase, from time to time, up to $20 million of the Company’s American Depositary Shares (“ADSs”), subject to certain limitations, during the 36-month term of the Purchase Agreement. Additionally, the Company agreed to file a registration statement with the U.S. Securities & Exchange Commission (“SEC”) covering the resale of the ADSs that have been or may be issued to LPC under the Purchase Agreement. After the SEC declares effective such registration statement, the Company will have the right, in its sole discretion, over a 36-month period to sell up to $20 million of ADSs (subject to certain limitations) to LPC, depending on certain conditions as set forth in the Purchase Agreement.

The purchase price of the ADSs purchased by LPC under the Purchase Agreement will be based on the prevailing market prices of the Company’s ADSs immediately preceding the time of sale without any fixed discount. The Company will control the timing and amount of future sales, if any, of ADSs to LPC. LPC has no right to require the Company to sell any ADSs to LPC, but LPC is obligated to make purchases as BioLineRx directs, subject to certain conditions.

The Purchase Agreement contains customary representations, warranties, covenants, closing conditions and indemnification and termination provisions by, between and for the benefit of the parties. Additionally, sales to LPC under the Purchase Agreement may be limited, to the extent applicable, by NASDAQ Marketplace Rules. LPC has covenanted not to cause or engage in any direct or indirect short selling or hedging of the Company’s ADSs or underlying ordinary shares. In consideration for entering into the $20 million agreement, the Company paid to LPC a commitment fee of 150,000 ADSs, and will pay a further commitment fee of up to $500,000, pro rata, as the facility is used over time, which will be paid in ADSs valued based on the prevailing market prices of the Company’s ADSs at such time. The Purchase Agreement may be terminated by the Company at any time, at its sole discretion, without any cost or penalty. The proceeds received by the Company under the Purchase Agreement are expected to be used to support the Company’s clinical trials and for general corporate purposes.

In connection with the Purchase Agreement, the Company is obligated to pay a finder’s fee to Oberon Securities, LLC, as follows: (i) $50,000 due and payable on January 15, 2015 and (ii) additional finder’s fees, from time to time, equal to 2% of the purchase price for any purchase of the Company’s ADSs made by LPC pursuant to the Purchase Agreement, up to a maximum amount of such additional finder’s fees of $200,000.

    We previously entered into a purchase agreement with Lincoln Park, which was dated September 21, 2012, and was terminated on May 28, 2014. During the 20-month period that such purchase agreement was in effect, we sold an aggregate of $9.7 million of our ADSs to Lincoln Park.

The foregoing descriptions of the Purchase Agreement and the registration rights agreement are qualified in their entirety by reference to the full text of the Purchase Agreement and the registration rights agreement, a copy of each of which is attached hereto as Exhibits 1.1 and 1.2, respectively, and each of which is incorporated herein by reference.

A copy of the press release announcing the transaction is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.	Description of Exhibit

1.1	Purchase Agreement, dated May 28, 2014, by and between the Company and Lincoln Park Capital Fund, LLC
1.2	Registration rights agreement, dated as of May 28, 2014, by and between the Company and Lincoln Park Capital Fund, LLC
99.1	Press release dated May 30, 2014

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Dated: May 30, 2014